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        Exhibit 99.3

CERTIFICATE OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Manfred Gingl, the Chairman and Chief Executive Officer of Tesma International Inc. (the "Company"), certify that:

1.
the Annual Report on Form 40-F of the Company dated May 17, 2004 for the fiscal year ending December 31, 2003 (the "Report") fully complies with the requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934; and

2.
the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: May 17, 2004

/s/ MANFRED GINGL Manfred Gingl Chairman and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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CERTIFICATE OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002